Our mission is to interconnect the world's consumer data ecosystem in real-time for the benefit of all.

———

We are building the digital connective tissue that will allow Brands around the world to understand, relate to and communicate with individuals at *the* right time.

So far we have assembled a consortium of consumer data suppliers with over *5 million* first-party opted-in relationships with consumers.



VERIGLIF

New York, NY
Provo, UT

Sample
Target
Segment
(SUV)



Survey Verified

➡ 75% inaccurate

➡ 50% inaccurate

➡ 60% inaccurate

Source: Jolt ,Lucid

The problem is
quality



MediaOcean estimates
up to 60% of online ad
spend is *wasted*

Source: Chad Andrews, IBM



*"Many projects require up to 30%
of the surveys to be thrown out
because of fraud"*

Source: Rolfe Swinton, GFK

WIRED

"Once captured and stored by data brokers, the most personal details about our lives are sold with impunity and stalk you to every corner of the internet and beyond"

The problem is
privacy

Facebook's Data Deals Are Under Criminal Investigation

Federal prosecutors are conducting a criminal investigation into data deals Facebook struck with some of the world's largest technology companies…

The New York Times

"Oracle Data Cloud Kills Off Its AddThis Audience Business In Europe"

Under the General Data Protection Regulation, unconsented third-party data is a form of kryptonite that Oracle Data Cloud (ODC) wants nothing to do with anymore.



The problem is connectivity

The amount of consumer opinion and behavioral data deliberately collected every single day is staggering. However as long as it remains compartmentalized, disconnected and inefficient to blend, it's value cannot be fully realized.

In addition, the days of organizations collecting and *owning* personal data outright are numbered. Consumers are becoming increasingly aware of the value of their personal data and now want a piece of the action.

These data privacy and ownership challenges are forcing a rethink of planned data-linking initiatives.

The time is right now



Many of the world's leading brands have publicly stated that creating more personalized experiences for consumers is a top priority *now*.

"...our vision is to build our brands through lifelong, one-to-one relationships in real time with every person in the world."

Marc Pritchard, Chief Marketing Officer, P&G

Industry Dynamics

Initial focus is $76bn insights industry.

Total size of all personal data markets estimated to be $2 trillion.

Marketing automation industry is predicted to grow 60% in next 5 years.



Global marketing automation technology forecast, 2017 to 2023
(US$ billions)

- Through-channel marketing automation (TCMA) platform
- Real-time interaction management (RTIM) solutions
- Marketing resource management (MRM) software
- Lead-to-revenue management (L2RM) automation platform
- Cross-channel campaign management (CCCM) software
- Content marketing platform (CMP)

F = forecast
Source: Forrester Data: Marketing Automation Technology Forecast, 2017 To 2023 (Global)

IBM is interested in us



"Veriglif is completely on the right track in terms of creating a shared business network that has on one end the integrity of the consumer (and the value shared by the consumer) but also the ability to federate in a way that is compliant and fair and transparent for essentially what really matters, which is to improve the outcomes of creating better products... ...on one end [they are] making the data more effective and on the other side [they are] making it more transparent and compliant."

Chad Andrews
IBM Global Solutions Leader, Blockchain

We're supporting the existing ecosystem

The $76bn insights industry becomes enabled to capture and integrate precise, trusted and impactful data for efficient marketing, insights and decision-making.

RESEARCH DATA BUYERS

Win by confidently purchasing verified and privacy compliant data free of fraud and structured for easier data integration and analysis.



RESEARCH SAMPLE PROVIDERS

Win because they are able to create more value for the consumers they already work with, and create more value for their end clients who are seeking highly reliable data sources that they can confidently link back to source.



CONSUMERS

Win because they realize control over and potential to recognize greater commercial value from their personal data in a more transparent, traceable manner.



DATA COLLECTION

Win because there are more opportunities for them to generate income from their data capture tools.



OFFICIAL COMMITTED FOUNDING PARTNERS























GreenBook DIRECTORY

potentiate now you see it

i360

1Q

OVATIONMR WORLDINSIGHT

Datawallet

L&E research

Apps that Pay

powr of you

BLACK PUMA Augmenting Intelligence

branded

How it works

1. Integration occurs through API's.
2. Only the required searchable data fields are hashed, encrypted and stored within a private blockchain channel only visible to the partner and Veriglif.
3. These hashed data points are then used to search for other verifying and matching records across all other partners on the network; creating the records' datagraph.
4. The datagraph is an inventory of available data assets that are stored outside the network in its native database. Veriglif records the composition of the data assets and the transaction conditions the partner has put in place using "smart contracts". The transaction conditions may restrict the sale to competitors and specify the permitted usage of the data such as for market research purposes only.
5. Every network partner can then access the entire network to transact on the individual mapped datagraph assets, at macro scale and as permissions allow. A transaction will fall into 1 of 3 categories: Engage (marketing), Understand (research or analytics), and Activate (promotions).
6. For every transaction that occurs, Veriglif charges a **small transaction fee** per record.

Industry Experienced Team

 **JAMES WILSON**
CEO
21 years software design for Market Research

 **PHILLIP DENLEY**
CTO
20 years experience in software development

 **ROLFE SWINTON**
PARTNERSHIPS
24 years building start ups in Market Research

 **HENRY CHEANG**
CHAIRMAN
26 years of software development for Market Research

 **GLEN ROBINSON**
CFO
18 years finance experience in Private Equity

 **LUKAS POSPICHAL**
CMO
15 years experience in representing the Market Research trade body

 **LEONARD MURPHY**
STRATEGY
20 years in various CEO roles in Market Research

 **PATRICIO PAGANI**
AI / ANALYTICS
20 years experience in AI development for Market Research

 **JONATHAN EWERT**
ADVISOR
30 years finance experience in Private Equity & Exec. leadership

 **JIN LIM**
MARKETING
11 years Marketing experience in Market Research

 **JASON BUCHANAN**
SALES
20 years leadership in Market Research sales

Data validation process secured with a pending patent

IP STRATEGIES INTERNATIONAL
patents, designs and trade mark attorneys
ip management consultants
from brisbane to perth

CONFIDENTIAL

SPECIFICATION FOR PROVISIONAL PATENT

AUSTRALIA

INVENTION TITLE	METHOD AND FORUM FOR DATA SUPPLY
APPLICANT	MR Chain Pty Ltd 347 - 351 Pacific Highway, Artarmon NSW 2064,
NAMED INVENTOR/S	James Wilson; Henry Cheng; Phillip Denley; Glen Robinson
DATE OF FILING OF APPLICATION	22 August 2018
APPLICATION NUMBER	AU 2018903083

Principal: Kevin Ashby, B.Sc.(Chem.Eng.) (UCT), LL.B.(Wits), M.I.P.(UTS)
Registered Patent and Trade Marks Attorney
6 Nullamanna Road, Camp Mountain, QLD 4520, Australia
M: 0439 099 309 Tel/Fax: 07 3289 2635
PO Box 900 Samford QLD 4520
attorney@ipstratint.com.au www.ipstratint.com.au

On the 22nd of August a pending patent was approved on an application for the method and form for data supply. The application is attributed to Veriglif, Inc. as well as James Wilson, Henry Cheang, Phillip Denley, and Glen Robinson. The application can be viewed here: ipaustralia.gov.au under application number **AU 2018903083.**

This patent protects the design used by Veriglif that relates to a method of providing for the validation of and a forum for sharing data, specifically, but not only, market and social research data. The data is linked to a Blockchain receipt that is algorithm-produced, issued in digital form and constitutes permanent evidence of a Blockchain transaction. It proves that data was recorded in the Blockchain and can be used to verify the contents and timestamp of any file, database record, photo, etc. Importantly the patent ensures that no sensitive data is ever stored openly or on a public Blockchain.

Thank you

We look forward to working with you



www.veriglif.com

JAMES WILSON
CEO
james.wilson@veriglif.com

GLEN ROBINSON
CFO
glen.robinson@veriglif.com